EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK

OF

BORON, LEPORE & ASSOCIATES, INC.

BY

GARDEN MERGER CORP.
A WHOLLY OWNED SUBSIDIARY

OF

CARDINAL HEALTH, INC.

AT

$16.00 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JUNE 24, 2002, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 15, 2002 (THE “MERGER AGREEMENT”), BY AND AMONG CARDINAL HEALTH, INC. (“CARDINAL”), GARDEN MERGER CORP. (“SUBCORP”) AND BORON, LEPORE & ASSOCIATES, INC. (“BLP”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF BLP ( “SHARES”), THAT, TOGETHER WITH ANY OTHER SHARES THEN BENEFICIALLY OWNED BY CARDINAL OR SUBCORP OR ANY OF THEIR SUBSIDIARIES, REPRESENTS AT LEAST 7,942,530 SHARES (AN AMOUNT EQUAL TO APPROXIMATELY 50.1% OF THE THEN ISSUED AND OUTSTANDING SHARES ON A FULLY DILUTED BASIS) (THE “MINIMUM CONDITION”), AND (II) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED. THE OFFER ALSO IS SUBJECT TO OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE SECTION 14—“CONDITIONS OF THE OFFER.”

THE BOARD OF DIRECTORS OF BLP (THE “BLP BOARD”) UNANIMOUSLY (I) APPROVED THE MERGER AGREEMENT, AND DEEMED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE BLP STOCKHOLDERS, (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, IN ALL RESPECTS, AND (III) RECOMMENDS THAT THE BLP STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR BLP SHARES UNDER THE OFFER TO SUBCORP.

IMPORTANT

Any BLP stockholder wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile) in accordance with the instructions in the letter of transmittal, and mail or deliver the letter of transmittal and all other required documents to EquiServe Trust Company (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request the BLP stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Subcorp. A BLP stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the BLP stockholder wishes to tender those Shares.

Any BLP stockholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below) or that cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent. The BLP stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

May 24, 2002

TABLE OF CONTENTS

		Page
Summary Term Sheet		ii

Introduction		1

1.	Terms of the Offer	3

2.	Acceptance for Payment and Payment for Shares	4

3.	Procedures for Accepting the Offer and Tendering Shares	6

4.	Withdrawal Rights	8

5.	Material United States Federal Income Tax Consequences	9

6.	Price Range of the Shares; Dividends	10

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations	10

8.	Information Concerning BLP	11

9.	Information Concerning Cardinal and Subcorp	13

10.	Background of the Offer; Past Contacts or Negotiations with BLP	14

11.	Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; “Going Private” Transactions	16

12.	Source and Amount of Funds	30

13.	Dividends and Distributions	30

14.	Conditions of the Offer	30

15.	Legal Matters; Required Regulatory Approvals	32

16.	Fees and Expenses	34

17.	Miscellaneous	35

Schedule I—Directors and Executive Officers of Cardinal and Subcorp

i

Summary Term Sheet

Securities Sought:	All outstanding common stock of Boron, LePore & Associates, Inc.

Price Offered Per Share:	$16.00

Scheduled Expiration Date:	June 24, 2002

Purchaser:	Garden Merger Corp., a wholly owned subsidiary of Cardinal Health, Inc.

Minimum Condition:	7,942,530 shares, representing approximately 50.1% of the outstanding shares on a fully diluted basis

BLP Board Recommendation:	BLP’s Board of Directors recommends tendering into the Offer

Principal Terms

•
Cardinal Health, Inc., an Ohio corporation (“Cardinal”), through its wholly owned subsidiary, is offering to buy all outstanding common stock of Boron, LePore & Associates, Inc., a Delaware corporation (“BLP”). The tender price is $16.00 per share in cash.

•
The offer is the first step in Cardinal’s plan to acquire all outstanding BLP shares, as provided in Cardinal’s merger agreement with BLP. If the offer is successful, Cardinal, through its wholly owned subsidiary, will acquire any remaining BLP shares in a later merger for $16.00 per share in cash. The BLP stockholders will have appraisal rights in the merger, but not in the offer.

•
The initial offering period of the offer will expire at 12:00 midnight, New York City time, on Monday, June 24, 2002, unless we extend the offer. We may, without the consent of BLP, elect to provide a “subsequent offering period.” A subsequent offering period, if one is provided, will be an additional period of not less than three and no more than 20 business days beginning after we have purchased BLP shares tendered during the offer.

•
If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the offer.

BLP Board Recommendation

•	The Board of Directors of BLP unanimously

•
approved the merger agreement, and deemed the merger agreement, the offer, the merger and the transactions contemplated by the merger agreement advisable, fair to and in the best interests of the BLP stockholders,

•	approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, in all respects, and

•	recommends that the BLP stockholders accept the offer and tender their BLP shares under the offer to Subcorp.

Conditions

We are not required to complete the offer, unless:

•	we receive United States federal antitrust clearance, and

•	at least 7,942,530 BLP shares (taken together with any other BLP shares, directly or indirectly, owned by us) are validly tendered and not withdrawn prior to the expiration of the offer.

Other conditions to the offer are described on pages 30 through 32 of this offer to purchase. The offer is not conditioned on Cardinal obtaining financing.

Procedures for Tendering

If you wish to accept the offer, this is what you must do:

•
If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in this offer to purchase and the enclosed letter of transmittal for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 6 through 8 of this offer to purchase.

•
If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the depositary before the offer expires, you may be able to tender your BLP shares using the enclosed notice of guaranteed delivery. Please call the information agent, MacKenzie Partners, Inc., at (800) 322-2885 (Toll-Free) or (212) 929-5500 (Collect) for assistance. See pages 6 through 8 of this offer to purchase for further details.

•	If you hold your BLP shares through a broker or bank, you should contact your broker or bank and give instructions that your BLP shares be tendered.

Withdrawal Rights

•
If, after tendering your BLP shares in the offer, you decide that you do not want to accept the offer, you can withdraw your BLP shares by so instructing the depositary in writing before the offer expires. If you tendered your BLP shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your BLP shares. See pages 8 through 9 of this offer to purchase for further details.

Recent BLP Trading Prices

•	The closing price for BLP shares was:

$13.33 per share on May 14, 2002, the last trading day before we announced the merger agreement, and

$15.90 per share on May 23, 2002, the last trading day before the date of this offer to purchase.

Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares.

•
If the offer is successful, we expect the BLP shares to continue to be traded on The Nasdaq National Market until the time of the merger, although we expect trading volume to be significantly below its pre-offer level. Please note that the time period between completion of the offer and the merger may be very short.

Income Tax Consequences of Tendering Your BLP Shares

•
The sale or exchange of BLP shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and, possibly, for state, local and foreign tax purposes as well. In general, a BLP stockholder that sells BLP shares pursuant to the offer or receives cash in exchange for BLP shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the BLP stockholder’s adjusted tax basis in the BLP shares sold or exchanged. See page 9 of this offer to purchase for further details.

Further Information

•	If you have questions about the offer, you can call:

The information agent:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016

Call Collect (212) 929-5500
or
Call Toll-Free (800) 322-2885

Email:    proxy@mackenziepartners.com

Frequently Asked Questions

The following are answers to some of the questions you, as a BLP stockholder, may have about the offer. We urge you to carefully read the remainder of this offer to purchase and the letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

Who is offering to buy my securities?

We are Garden Merger Corp., a Delaware corporation formed for the purpose of making this acquisition. We are a wholly owned subsidiary of Cardinal. See the “Introduction” to this offer to purchase and Section 9— “Information Concerning Cardinal and Subcorp” in this offer to purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your BLP shares and you directly tender your BLP shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your BLP shares through a broker or other nominee, and your broker tenders your BLP shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this offer to purchase.

Do you have the financial resources to make payment?

Yes. Cardinal, our parent company, will provide us with sufficient funds to purchase all BLP shares validly tendered in the offer and to provide funding for our acquisition of the remaining BLP shares in the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. The offer is not conditioned upon any financing arrangements. Cardinal will obtain the necessary funds from its ongoing free cash flow and available sources of debt including existing credit facilities and lines of credit. See Section 12—“Source and Amount of Funds” of this offer to purchase.

Is your financial condition relevant to my decision to tender my BLP shares in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender your BLP shares and accept the offer because:

•	the offer is being made for all outstanding BLP shares solely for cash;

•	we, through our parent company, Cardinal, have sufficient funds available to purchase all BLP shares validly tendered in the offer;

•	the offer is not subject to any financing condition; and

•	if we consummate the offer, we will acquire all remaining BLP shares for the same cash price in the merger.

See Section 12—“Source and Amount of Funds” in this offer to purchase.

Will the offer be followed by a merger?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least 7,942,530 BLP shares, representing approximately 50.1% of the outstanding shares on a fully diluted basis, and the other conditions are satisfied or waived, Subcorp will merge with and into BLP. If the merger takes place, Cardinal will own all of the BLP shares and all the remaining BLP stockholders, other than the BLP dissenting stockholders that properly exercise appraisal rights, will receive $16.00 per BLP share in cash. See the “Introduction” to this offer to purchase. See also Section 11(b)—“The Merger Agreement” and Section 14—“Conditions of the Offer” in this offer to purchase for a description of the conditions to the merger.

v

Pursuant to the terms of the merger agreement and in order to facilitate a short-form merger following the completion of the offer, BLP has granted to Cardinal and Subcorp an irrevocable option, exercisable if we accept for payment pursuant to the offer (including any subsequent offer) at least 80% of the BLP shares then outstanding, to purchase additional BLP shares equal to an amount that, when added to the BLP shares that we already own at the time the option is exercised, will constitute one BLP share more than 90% of the BLP shares then outstanding (assuming the exercise of all outstanding exercisable options to purchase BLP shares), at a price of $16.00 per share. Cardinal may not exercise this option if the number of BLP shares subject to the option exceeds the number of authorized BLP shares available for issuance. See Section 11(b)—“The Merger Agreement” in this offer to purchase. If we exercise this option or if we acquire more than 90% of the outstanding BLP shares in the offer we intend to consummate a short-form merger under Delaware law, which would not require the approval of the BLP stockholders.

Who should I call if I have questions about the tender offer? Where do I get additional copies of the offer documents?

You may call MacKenzie Partners, Inc. collect at (212) 929-5500 or toll-free at (800) 322-2885. You may email MacKenzie Partners, Inc. at proxy@mackenziepartners.com. MacKenzie Partners, Inc. is acting as the information agent. See the back cover of this offer to purchase.

To:    All Holders of Shares of
Common Stock of Boron, LePore & Associates, Inc.

Introduction

Garden Merger Corp. ( “Subcorp”), a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal”), is offering to purchase all outstanding shares (“Shares”) of common stock of Boron, LePore & Associates, Inc. (“BLP”) at a purchase price of $16.00 per Share, net to the seller in cash, without interest (the “Per Share Amount”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The tendering BLP stockholders that are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Subcorp pursuant to the Offer. BLP stockholders that hold their Shares through bankers or brokers should check with those institutions as to whether or not they charge any service fee. However, if a BLP stockholder does not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, he or she may be subject to a required backup United States federal income tax withholding of 30% of the gross proceeds payable to that BLP stockholder. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Cardinal will pay all charges and expenses of EquiServe Trust Company, as Depositary (the “Depositary”) and MacKenzie Partners, Inc., as Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16—“Fees and Expenses.”

The Board of Directors of BLP (the “BLP Board”) unanimously (a) approved the Merger Agreement (as defined below), and deemed the Merger Agreement, the Offer, the Merger (as defined below) and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of the BLP stockholders, (b) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects, and (c) recommends that the BLP stockholders accept the Offer and tender their Shares under the Offer to Subcorp.

Subcorp is not required to purchase any Shares unless at least 7,942,530 Shares, representing approximately 50.1% of the outstanding Shares on a fully diluted basis (taken together with any other Shares, directly or indirectly, owned by Subcorp and assuming exercise of all outstanding employee stock options), are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). Subcorp reserves the right (subject to the applicable rules and regulations of the United States Securities and Exchange Commission (the “Commission”) and to the prior written consent of BLP), which Subcorp presently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. The Offer also is subject to certain other terms and conditions. See Sections 1—“Terms of the Offer,” 14—“Conditions of the Offer” and 15—“Legal Matters; Required Regulatory Approvals.”

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Subcorp will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Monday, June 24, 2002, unless Subcorp determines to extend the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire. Subcorp may, in compliance with applicable law, provide an additional period or periods following the Offer in which the BLP stockholders would be able to tender Shares not tendered in the Offer (a “Subsequent Offering Period”) of three to 20 business days. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Subcorp is making the Offer pursuant to the Agreement and Plan of Merger, dated as of May 15, 2002, by and among BLP, Cardinal and Subcorp (the “Merger Agreement”). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, BLP will merge with Subcorp (the “Merger”), with BLP continuing as the surviving corporation after the Merger. In the Merger, each outstanding Share that is not owned by BLP or by Cardinal, Subcorp or any of their subsidiaries (other than Shares held by BLP stockholders that perfect their appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive $16.00 net in cash, or any higher price paid per Share in the Offer (the “Merger Consideration”). Section 11(b) contains a more detailed description of the Merger Agreement. Section 5 describes the principal United States federal income tax consequences of the sale of Shares in the Offer (including any Subsequent Offering Period) and the Merger.

Bear, Stearns & Co. Inc. (“Bear Stearns”), BLP’s financial advisor, has delivered to the BLP Board a written opinion, dated May 15, 2002, to the effect that, as of that date, and based upon and subject to certain matters stated in its opinion, the consideration to be received in the Offer and the Merger by the BLP stockholders (other than Cardinal and its affiliates) is fair, from a financial point of view, to the BLP stockholders. A copy of Bear Stearns’ opinion is included with BLP’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed with this Offer to Purchase and BLP stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Bear Stearns.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, Subcorp will own a sufficient number of Shares to ensure that the Merger will be approved by BLP stockholders. See Section 11—“Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; ‘Going Private’ Transactions.” In addition, in order to facilitate a short-form merger following the completion of the Offer, BLP has granted Cardinal an irrevocable option, exercisable in whole if Subcorp accepts for payment pursuant to the Offer (including any Subsequent Offering Period) more than 80% of the Shares then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares that Subcorp and Cardinal already own at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding (assuming the exercise of all exercisable options to purchase Shares), at a price of $16.00 per Share. Cardinal may not exercise this option if the number of BLP shares subject to the option exceeds the number of authorized BLP shares available for issuance.

BLP has advised Cardinal and Subcorp that, to the best of BLP’s knowledge, each executive officer, director, affiliate and subsidiary of BLP currently intends, subject to compliance with applicable law, including Section 16(b) of the United States Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Securities Exchange Act”), to tender all Shares held of record or beneficially owned by such person to Subcorp in the Offer (other than Shares that they have the right to purchase by exercising stock options).

BLP has informed Cardinal and Subcorp that, as of May 13, 2002, there were 11,706,903 Shares issued and outstanding and 15,853,352 Shares issued and outstanding on a fully diluted basis.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14—“Conditions of the Offer.” The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, June 24, 2002, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that BLP stockholders should read carefully before making any decision with respect to the Offer.

1.    Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Subcorp will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” on or prior to the Expiration Date. If, at the Expiration Date, the conditions to the Offer described in Section 14—“Conditions of the Offer” have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, Subcorp may extend the Expiration Date for an additional period or periods of time. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. BLP stockholders may withdraw their shares previously tendered at any time prior to the Expiration Date as it may be extended from time to time. See  Section 4—“Withdrawal Rights.”

Subcorp also has agreed in the Merger Agreement that, if, at the Expiration Date, all conditions of the Offer have been satisfied or waived and Subcorp has accepted for payment all Shares tendered in the Offer, Subcorp may, in compliance with applicable law, provide a “Subsequent Offering Period.” A Subsequent Offering Period, if one is provided, will allow BLP stockholders to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. Pursuant to the Merger Agreement, if Subcorp elects to have a Subsequent Offering Period, the Subsequent Offering Period will not be shorter than three business days nor longer than 20 business days with the exact number of days to be determined at Subcorp’s election. In a Subsequent Offering Period, Shares may be tendered as is applicable in the Offer (except that Shares tendered may not be withdrawn) and Subcorp will immediately accept and promptly pay for Shares as they are tendered.

Subject to the applicable regulations of the Commission and the terms of the Merger Agreement, Subcorp also reserves the right, in Subcorp’s sole discretion, at any time or from time to time, to (a) delay purchase of, or, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in  Section 15—“Legal Matters; Required Regulatory Approvals;” or if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14—“Conditions of the Offer;” (b) after the Expiration Date, allow the Offer to expire if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14—“Conditions of the Offer;” and (c) except as set forth in the Merger Agreement, waive any condition to the Offer (other than the Minimum Condition, which only may be waived with BLP’s prior written consent) or otherwise amend the Offer in any respect; in each case, by giving oral followed by written notice of the delay, termination, waiver or amendment to the Depositary. Subcorp acknowledges (a) that Rule 14e-1(c) under the Securities Exchange Act requires Subcorp to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that Subcorp may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

The rights Subcorp reserves in the preceding paragraph are in addition to its rights pursuant to  Section 14—“Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which Cardinal and Subcorp may choose to make any public announcement, Cardinal and Subcorp shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Subcorp makes a material change in the terms of the Offer, or if Subcorp waives a material condition to the Offer, Subcorp will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the Commission. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the Commission’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Subcorp decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to BLP stockholders, Subcorp will extend the Offer at least until the expiration of that period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14—“Conditions of the Offer.”

Consummation of the Offer also is conditioned upon expiration or termination of all waiting periods imposed by the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), and the other conditions set forth in  Section 14—“Conditions of the Offer.” Subcorp reserves the right (but is not obligated), in accordance with applicable rules and regulations of the Commission and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which only may be waived with BLP’s prior written consent. If, by the Expiration Date, any or all of those conditions have not been satisfied, Subcorp may, in the exercise of its good faith judgment, elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions (other than the Minimum Condition), and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering BLP stockholders. In the event that Subcorp waives any condition set forth in Section 14, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to BLP stockholders, require that the Offer remain open for an additional period of time and/or that Cardinal and Subcorp disseminate information concerning such waiver.

BLP has provided Cardinal and Subcorp with its stockholder lists and security position listings for the purpose of disseminating the Offer to BLP stockholders. Cardinal and Subcorp will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Cardinal and Subcorp will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if Subcorp extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the Commission, Subcorp will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4—“Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 14—“Conditions of the Offer.” If Subcorp includes a Subsequent Offering Period, Subcorp will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to applicable regulations of the Commission, Subcorp reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15—“Legal Matters; Required Regulatory Approvals.”

For information with respect to approvals that Cardinal and Subcorp are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 15—“Legal Matters; Required Regulatory Approvals.”

In all cases, Subcorp will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares;” (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Subcorp may enforce that agreement against the participant.

For purposes of the Offer, Subcorp will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Subcorp gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering BLP stockholders for the purpose of receiving payment from Subcorp and transmitting payment to validly tendering BLP stockholders.

Under no circumstances will Subcorp pay interest on the purchase price for Shares.

If Subcorp does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Subcorp will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Subcorp increases the price offered to BLP stockholders in the Offer, Subcorp will pay the increased price to all BLP stockholders from whom Subcorp purchases Shares in the Offer, whether or not Shares were tendered before the increase in price.

Subcorp reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Subcorp of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.    Procedures for Accepting the Offer and Tendering Shares

Valid Tender of Shares.    Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Share Certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer.    The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering BLP stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the Subsequent Offering Period.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering BLP stockholder’s acceptance of the Offer, as well as the tendering BLP stockholder’s representation and warranty that the BLP stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Subcorp’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Subcorp and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees.    A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 of the Securities Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.    If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a)  your tender is made by or through an Eligible Institution;

(b)  the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by Subcorp, on or before the Expiration Date; and

(c)  the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Subcorp will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering BLP stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

Backup United States Federal Income Tax Withholding.    Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, unless an exemption applies, a BLP stockholder that is a United States person (as defined for United States federal income tax purposes) must provide the Depositary with the BLP stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the BLP stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the United States Internal Revenue Service may impose a penalty on the BLP stockholder and any payment made to the BLP stockholder pursuant to the Offer may be subject to backup withholding. All BLP stockholders surrendering Shares pursuant to the Offer that are United States persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain BLP stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. Foreign BLP stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These BLP stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 11 of the Letter of Transmittal.

Backup withholding is not an additional tax.    Any amounts withheld under the backup withholding rules from payments made to a BLP stockholder may be refunded or credited against the BLP stockholder’s United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

Appointment as Proxy.    By executing the Letter of Transmittal, you irrevocably appoint Subcorp’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Subcorp accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Subcorp accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Subcorp’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of BLP stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of BLP stockholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Subcorp or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of BLP stockholders.

Determination of Validity.    All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Subcorp, in its sole discretion, which determination will be final and binding on all parties. Subcorp reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Subcorp not to be in proper form or the acceptance of or payment for which may, in the opinion of Subcorp’s counsel, be unlawful. Subcorp also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular BLP stockholder, whether or not similar defects or irregularities are waived in the case of other BLP stockholders.

Subcorp’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Subcorp. None of Cardinal, Subcorp or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.    Withdrawal Rights

Other than during a Subsequent Offering Period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after July 27, 2002. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Subcorp is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Subcorp’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Subcorp’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4—“Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the Commission.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallian guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Subcorp, in its sole discretion, which determination will be final and binding. None of Cardinal, Subcorp or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Material United States Federal Income Tax Consequences

Your receipt of cash for Shares in the Offer, the Subsequent Offering Period (if one is provided) or the Merger will be a taxable transaction for United States federal income tax purposes, and also may be a taxable transaction under applicable state, local, foreign and other tax laws. For United States federal income tax purposes, if you sell or exchange your Shares in the Offer, the Subsequent Offering Period (if one is provided) or the Merger, you generally would recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset), and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held such Shares for more than one year or will be short term if, as of such date, you have held such Shares for one year or less.

The discussion above may not be applicable to certain types of BLP stockholders, including BLP stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the United States Internal Revenue Code of 1986, as amended (including the rules and regulations promulgated thereunder, the “Code”) (such as insurance companies, tax-exempt entities and regulated investment companies).

The United States federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer, the Subsequent Offering Period (if one is provided) and the Merger, including United States federal, state, local and foreign tax consequences.

6.    Price Range of the Shares; Dividends

The Shares are traded on The Nasdaq National Market (the “Nasdaq”) under the symbol “BLPG.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the Nasdaq during each quarter presented.

Boron, LePore & Associates, Inc.

	High	Low
Fiscal 2000
First Quarter	$10.375	$6.000
Second Quarter	9.500	6.500
Third Quarter	10.875	7.250
Fourth Quarter	12.438	8.625

Fiscal 2001
First Quarter	$14.875	$9.469
Second Quarter	16.050	10.300
Third Quarter	15.690	8.000
Fourth Quarter	14.100	8.800

Fiscal 2002
First Quarter	$13.600	$10.050
Second Quarter (through May 23)	15.900	11.734

BLP has not paid cash dividends during the last two years. Under the terms of the Merger Agreement, BLP is not permitted to declare or pay dividends with respect to the Shares.

On May 14, 2002, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the Nasdaq for the Shares was $13.33 per Share. On May 23, 2002, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on the Nasdaq for the Shares was $15.90 per Share.

BLP stockholders are urged to obtain current market quotations for the Shares.

7.    Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Securities Exchange Act Registration; Margin Regulations

Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Cardinal nor Subcorp can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

Stock Listing.    Depending upon the number of Shares purchased pursuant to the Offer, Shares no longer may meet the standards set forth in the Nasdaq’s published guidelines for continued inclusion on the Nasdaq. The Shares would not meet the criteria for continued inclusion on the Nasdaq, if, among other things, the number of publicly-held Shares were less than 750,000, the aggregate market value of the publicly-held Shares were less than $5,000,000 or there were less than two market makers for the Shares. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on the Nasdaq will be discontinued. In this event, the market for Shares would be adversely affected. In the event the Shares were no longer quoted on the Nasdaq, quotations might still be available from other sources.

The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Securities Exchange Act and other factors.

Securities Exchange Act Registration.    The Shares currently are registered under the Securities Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act. Registration of the Shares may be terminated upon application by BLP to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. According to BLP’s Annual Report on Form 10-K for the year ended December 31, 2001, there were approximately 32 holders of record of Shares as of March 15, 2002. Termination of registration of the Shares under the Securities Exchange Act would substantially reduce the information that BLP is required to furnish to BLP stockholders and the Commission and would make certain provisions of the Securities Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act and the requirements of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Securities Exchange Act and the related requirement of an annual report, no longer applicable to BLP. If the Shares are no longer registered under the Securities Exchange Act, the requirements of Rule 13e-3 promulgated under the Securities Exchange Act with respect to “going private” transactions would no longer be applicable to BLP. In addition, the ability of “affiliates” of BLP and persons holding “restricted securities” of BLP to dispose of the securities pursuant to Rule 144 promulgated under the United States Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing or Nasdaq reporting. Cardinal and Subcorp believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act, and it would be Subcorp’s intention to cause BLP to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Securities Exchange Act and the listing of the Shares on the Nasdaq will be terminated following the completion of the Merger.

Margin Regulations.    The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.    Information Concerning BLP

BLP is a Delaware corporation with its principal executive offices located at 1800 Valley Road, Wayne New Jersey 07470. BLP’s telephone number is (973) 709-3000. BLP, which does business as “BLP Group Companies,” provides integrated medical education to the health care industry. BLP’s services include strategic consultation, content development, accredited and non-accredited program development and execution, logistics management and a variety of internet-based solutions related to these services. BLP’s customers primarily are large pharmaceutical companies seeking to educate physicians and other health care professionals. BLP’s core services include accredited and non-accredited symposia, advisory boards, satellite symposia, teleconferences, dinner meetings, sales force education meeting support, large-scale videoconferences, advocacy development, patient-based services (such as support groups and community awareness programs), publication planning and web conferencing. BLP’s services are integrated along the “pre” and “post” launch periods of the pharmaceutical product life cycle.

BLP is required to file its annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any such reports, statements or other information at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. BLP’s Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at http://www.sec.gov.

BLP does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Cardinal’s due diligence, BLP provided certain projected and budgeted financial information concerning BLP to Cardinal. BLP advised Cardinal that BLP’s internal financial forecasts (upon which the projections provided to Cardinal and Subcorp were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Cardinal), all made by BLP management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond BLP’s control. Accordingly, there can be no assurance that the assumptions made by BLP in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Cardinal, Subcorp, BLP or their respective affiliates or representatives consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. These projections are being provided only because BLP made them available to Cardinal in connection with their discussions regarding the Offer and the Merger. None of Cardinal, Subcorp, BLP or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The projections provided by BLP management for the fiscal year 2002 were for BLP to have revenues of $266.1 million, earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $23.9 million and net income of $11.8 million. These projections included BLP’s actual results for the first quarter of the 2002 fiscal year. The projections reflected forecasted results relating to the existing BLP companies and to three acquisitions BLP expected to complete in 2002. BLP closed two of those acquisitions in the second quarter of 2002. The projections were based on BLP’s internal forecast as of April 30, 2002 and BLP management’s annual budget.

These projections should be read together with BLP’s financial statements that can be obtained from the Commission as described above in this Section 8—“Information Concerning BLP.”

It is Cardinal’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with United States generally accepted accounting principles (“GAAP”), and BLP’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that BLP may achieve the results contained in the projections, and accordingly assume no responsibility for them.

9.    Information Concerning Cardinal and Subcorp

Cardinal is an Ohio corporation with its principal executive offices located at 7000 Cardinal Place, Dublin, Ohio 43017. Cardinal’s telephone number is (614) 757-5000. Cardinal is the leading provider of products and services supporting the health care industry. Cardinal companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Cardinal employs more than 49,000 people on five continents and produces annual revenues of more than $40 billion. Cardinal’s Pharmaceutical Technologies and Services segment has operations worldwide, employing more than 8,900 people at 31 drug development, manufacturing and packaging centers in 11 countries.

Subcorp’s principal executive offices are located c/o Cardinal Health, Inc. at 7000 Cardinal Place, Dublin, Ohio 43017. Subcorp is a newly formed Delaware corporation and a wholly owned subsidiary of Cardinal. Subcorp has not conducted any business other than in connection with the Offer and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Cardinal and Subcorp are set forth in Schedule I to this Offer to Purchase.

Cardinal files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any such reports, statements or other information at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Cardinal’s Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at http://www.sec.gov.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (a) neither Cardinal nor, to Cardinal’s knowledge, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Cardinal or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of BLP, (b) neither Cardinal nor, to Cardinal’s knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of BLP during the past 60 days, (c) neither Cardinal nor, to Cardinal’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of BLP (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) since May 15, 2000, there have been no transactions that would require reporting under the rules and regulations of the Commission between Cardinal or any its subsidiaries, or, to Cardinal’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BLP or any of its executive officers, directors or affiliates, on the other hand, and (e) since May 15, 2000, there have been no contacts, negotiations or transactions between Cardinal or any of its subsidiaries, or, to Cardinal’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BLP or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

10.    Background of the Offer; Past Contacts or Negotiations with BLP

As a part of its business strategy, Cardinal continually reviews opportunities for business combinations within the health care industry. In September 2001, Bear Stearns, on behalf of BLP, contacted seven potential acquirors, including Cardinal. Of these seven potential acquirors, two (including Cardinal) entered into confidentiality agreements with BLP. During September and October 2001, these two potential acquirors conducted legal, financial and business due diligence and attended presentations by BLP’s management concerning BLP’s business and operations. Cardinal expressed interest in possibly entering into a transaction with BLP, but advised BLP that it was not prepared to proceed with discussions with BLP at that time.

On February 4, 2002, Patrick G. LePore, BLP’s Chairman and Chief Executive Officer, and Steven M. Freeman, BLP’s President, met with George L. Fotiades, Cardinal’s President and Chief Operating Officer—Pharmaceutical Technologies and Services, and Brendan A. Ford, Cardinal’s Executive Vice President—Corporate Development, to revisit the possibility of a transaction involving Cardinal and BLP.

On February 5, 2002, the BLP Board held its regular quarterly/year-end meeting. At that meeting, Mr. LePore updated the BLP Board on his recent discussions with Messrs. Fotiades and Ford. The BLP Board discussed the relative advantages to BLP and the BLP stockholders, given current market conditions, of pursuing BLP’s long-range plan and a range of strategic alternatives, including the possibility of a business combination transaction with Cardinal or another person. After a discussion of these alternatives, the BLP Board authorized management to explore further the opportunity for a transaction with Cardinal.

On March 1, 2002, members of Cardinal management visited BLP and received a management presentation. In the period between this meeting and March 29, 2002, BLP and Cardinal held periodic informal telephone conversations to discuss the possible benefits to BLP and Cardinal of a strategic transaction involving BLP and Cardinal, and Cardinal continued its financial and business due diligence of BLP. On March 12, 2002, Mr. LePore updated the BLP Board regarding the status of BLP’s ongoing discussions with Cardinal and the BLP Board continued to support continued discussions between BLP and Cardinal regarding a potential transaction.

On March 29, 2002, Messrs. LePore and Freeman met with Mr. Ford to discuss further a possible business combination. Mr. LePore confirmed that the BLP Board was interested in exploring a possible transaction, although no transaction had been authorized. Mr. Ford noted that Cardinal was interested in pursuing a possible transaction with BLP and orally indicated a preliminary interest in acquiring all of the outstanding shares of BLP at a price of $15.00 per Share. At that time, Cardinal and BLP did not determine whether the transaction consideration would consist of cash or Cardinal common shares. Mr. LePore indicated that he believed that the proposed price would not be acceptable to the BLP Board and that the BLP Board might seek a greater price for the BLP shares but that he would discuss this preliminary indication of interest with the BLP Board.

In the following week, Mr. LePore updated the members of the BLP Board regarding his discussions with Cardinal. During this period, representatives of Bear Stearns, on behalf of BLP, discussed valuation of BLP with representatives of Cardinal. On April 11, 2002, Messrs. LePore and Ford again discussed pricing and other issues regarding a potential transaction. Messrs. Ford and LePore agreed that consummation of any such transaction would be subject to, among other things, satisfactory completion of legal, financial and business due diligence by Cardinal and a timetable that would lead to signing definitive documents by mid-May 2002. As a result of these discussions and subject to confirmatory due diligence and other matters, Mr. Ford indicated that Cardinal would be willing to pursue the transaction at a price of $16.00 per Share in cash.

On April 12, 2002, Cardinal’s counsel submitted a preliminary term sheet to Bear Stearns and BLP for discussion purposes. This proposal contemplated both a two-step transaction in which Cardinal would conduct a tender offer for all of the outstanding Shares at a price of $16.00 per Share, followed by a merger in which all remaining BLP stockholders, other than those exercising appraisal rights, would receive $16.00 per Share in cash and an alternative one-step merger transaction at the same price. Management of BLP discussed this term sheet with their legal and financial advisors. Numerous discussions were held between April 15, 2002 and April 24, 2002 between Goodwin Procter LLP, BLP’s outside legal counsel, and Wachtell, Lipton, Rosen & Katz, Cardinal’s outside legal counsel. These discussions focused on, among other things, the structure of the transaction, the scope of the representations, warranties and covenants contained in the potential merger agreement, the conditions under which Cardinal would be obligated to close a tender offer, BLP’s ability to terminate the merger agreement, the BLP Board’s ability to consider alternative transactions, the amount of any termination fee and the circumstances under which such a fee would be paid. No agreement on the terms of a transaction was reached during these discussions.

On April 24, 2002, the BLP Board held a telephonic meeting to further consider the Cardinal proposal. Following discussions, the BLP Board authorized senior management to meet with representatives of Cardinal to proceed with discussions and attempt to obtain, among other things, greater certainty of consummation of the proposed transaction and greater flexibility of the BLP Board to consider subsequent alternative proposals.

On May 2, 2002, Cardinal’s counsel delivered a draft merger agreement and a draft stock option agreement to BLP’s counsel. In the period following delivery of these draft agreements, BLP and Cardinal, and their respective counsels continued to discuss various issues relating to the draft merger agreement, including those described above and others, such as the rights and obligations of the parties upon receipt by BLP of an alternative acquisition proposal issues regarding the certainty of consummation and employee retention issues. BLP indicated that it was not prepared to enter into a stock option agreement with Cardinal. In addition, Cardinal continued its due diligence review of BLP. Between May 2 and May 15, 2002, BLP’s counsel and Cardinal’s counsel negotiated the terms of the definitive merger agreement.

On May 8, 2002, the Cardinal Board of Directors met in Dublin, Ohio. As part of the meeting, the proposed transaction with BLP was reviewed by management of Cardinal and outside counsel, and the Cardinal Board of Directors approved the transaction, subject to completion of definitive documentation and related matters.

On May 14, 2002, the BLP Board met in New York City to review the proposed merger agreement that had been negotiated by BLP’s management team. Representatives of Goodwin Procter LLP reviewed the evolution of the negotiations and summarized the current terms and conditions of the proposed merger agreement and Bear Stearns reviewed the financial aspects of the transaction. Bear Stearns informed the BLP Board that it was prepared to render an opinion that the purchase price to be received was fair, from a financial point of view, to BLP stockholders. The BLP Board then received a report of the Compensation Committee regarding the executive employment agreements and plans described in Section 11(b)—“The Merger Agreement—Recommendation” of Offer to Purchase and engaged in a general discussion with respect to the merits of the proposed transaction. Following these discussions, the BLP Board unanimously (i) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of the BLP stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects, and (iii) resolved to recommend that the BLP stockholders accept the Offer, tender their Shares under the Offer to Subcorp, and approve and adopt the Merger Agreement and the Merger to the extent required by applicable laws. See Section 11(b)—“The Merger Agreement—Recommendation.”

On May 15, 2002, Cardinal, Subcorp and BLP executed the Merger Agreement, pursuant to which Subcorp and Cardinal agreed to make the Offer and consummate the Merger. Also, on May 15, 2002, Bear Stearns delivered to the BLP Board its written opinion to the effect that the consideration to be received by the BLP stockholders in the Offer and the Merger was fair, from a financial point of view, to the BLP stockholders. BLP stockholders are directed to Schedule II to the Schedule 14D-9 which is being mailed with this Offer to Purchase for a copy of the Bear Stearns opinion describing the assumptions made, matters considered and review undertaken by Bear Stearns. The parties then publicly announced the transaction. In connection with the merger announcement, BLP also announced that it has postponed its 2002 annual meeting of stockholders, which was previously scheduled to be held on May 22, 2002.

11.    Purpose of the Offer; the Merger Agreement; the Employment Agreements; Statutory Requirements; Appraisal Rights; Plans for BLP; “Going Private” Transactions

(a)  Purpose.    The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, BLP. The Offer, as the first step in the acquisition of BLP, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of BLP not purchased pursuant to the Offer or otherwise.

(b)  The Merger Agreement.    The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which Cardinal and Subcorp have filed as an exhibit to the Tender Offer Statement on Schedule TO that Cardinal and Subcorp have filed with the Commission, which you may examine and copy as set forth in Section 8—“Information Concerning BLP” and Section 9—“Information Concerning Cardinal and Subcorp.”

The Offer.    The Merger Agreement provides that Subcorp will commence the Offer within 12 business days of the date of the Merger Agreement, and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14, Subcorp will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of BLP, Subcorp will not decrease the price to be paid in the Offer or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer or waive the Minimum Condition. Subcorp may, without the consent of BLP, (a) extend the Offer, from time to time, if, at the then-scheduled Expiration Date, any of the conditions to Subcorp’s obligation to accept for payment and pay for all Shares shall not have been satisfied or waived, (b) extend the Offer for any period required by any rule or position of the Commission or the Staff of the Commission, or (c) extend the Offer for a subsequent offering period for three to 20 business days in order to acquire at least 90% of all outstanding Shares.

Recommendation.    BLP has represented to Cardinal in the Merger Agreement that the BLP Board, at a meeting duly called and held, has (a) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of the BLP stockholders, (b) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects, and (c) resolved to recommend that the BLP stockholders accept the Offer, tender their Shares under the Offer to Subcorp and approve and adopt the Merger Agreement and the Merger to the extent required by applicable laws. BLP further represented that Bear Stearns has delivered to the BLP Board a written opinion that the consideration to be received by the BLP stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to the BLP stockholders. See Schedule II to the Schedule 14D-9.

Subcorp Option.    Under the Merger Agreement, BLP granted to Cardinal and Subcorp an irrevocable option (the “Subcorp Option”) to purchase up to that number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Cardinal, Subcorp and their affiliates immediately following the consummation of the Offer, shall constitute one Share more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Shares newly issued under the

Subcorp Option) for consideration per new Share under the Subcorp Option equal to the Per Share Amount. The Subcorp Option will only be exercisable after Cardinal, Subcorp and their affiliates beneficially own at least 80% of the outstanding Shares. The Subcorp Option may not be exercised if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

Directors.    The Merger Agreement provides that Subcorp, promptly upon the acceptance of any Shares for payment by Cardinal, Subcorp or any of their affiliates pursuant to the Offer (the “Appointment Time”), and from time to time thereafter, is entitled to designate up to such number of directors, rounded up to the nearest whole number constituting at least a majority of the directors, on the BLP Board as will give Subcorp representation on the BLP Board equal to the product of the total number of directors on the BLP Board (giving effect to any increase in the number of directors so elected pursuant to these provisions) and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding. BLP shall use all reasonable efforts to, upon Subcorp’s request, promptly, at Subcorp’s election, either increase the size of the BLP Board or secure the resignation of such number of directors as is necessary to enable Subcorp’s designees to be so elected. Each of Subcorp’s designees shall be a director or officer of Cardinal or of its affiliates or other reasonable candidate. BLP shall further use its best efforts, at such times, to cause individuals designated by Subcorp to constitute a majority of each committee of the BLP Board, other than any committee of the BLP Board established to take action under the Merger Agreement.

In the event that Subcorp’s designees are elected or designated to the BLP Board, then, until the time the Merger becomes effective (as described under “—The Merger”), BLP shall cause the BLP Board to have at least two members who were directors on the date of the Merger Agreement, including at least two directors who are independent directors for purposes of the continued listing requirements of the Nasdaq (the “Independent Directors”). If any Independent Director is unable to serve due to death, disability or any other reason, the remaining Independent Directors shall be entitled to elect or designate another individual (or individuals) who serves as a director (or directors) on the date of the Merger Agreement to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of the Merger Agreement. If no Independent Director then remains, the other directors shall designate two individuals who were directors on the date of the Merger Agreement (or, in the event there shall be less than two directors available to fill the vacancies as a result of such individuals’ deaths, disabilities or refusals to serve, such smaller number of individuals who were directors on the date of the Merger Agreement) to fill the vacancies and such directors shall be deemed Independent Directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time (as defined below), any amendment of the Merger Agreement, any amendment of BLP’s Certificate of Incorporation or BLP’s By-laws, any termination of the Merger Agreement by BLP, any extension by BLP of the time for performance of any of the obligations or other acts of Subcorp or Cardinal or waiver of any of BLP’s rights under the Merger Agreement or other action adversely affecting the rights of the BLP stockholders (other than Cardinal or Subcorp) will require the affirmative vote of a majority of the Independent Directors. Prior to the Effective Time (as defined under “—The Merger”), neither Cardinal nor Subcorp shall take any action to remove any Independent Director.

The Merger.    The Merger Agreement provides that, at the Effective Time, Subcorp will be merged with and into BLP. Following the Merger, the separate corporate existence of Subcorp will cease and BLP will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Cardinal. The Merger shall become effective when the Certificate of Merger has been filed with the Delaware Secretary of State or at such later time as will be agreed upon by Cardinal and BLP and specified in the Certificate of Merger (the “Effective Time”). See “—Appraisal Rights.”

Charter, By-Laws, Directors and Officers.    The Surviving Corporation’s Certificate of Incorporation, as in effect immediately prior to the Effective Time, will be amended as of the Effective Time so as to contain only the provisions contained immediately prior thereto in Subcorp’s Certificate of Incorporation (except for Article I thereof, which shall continue to read “The name of the corporation is ‘Boron, LePore & Associates, Inc.’ ”) and Subcorp’s By-laws in effect immediately prior to the Effective Time will be the Surviving Corporation’s By-

laws, in each case, until amended in accordance with the DGCL. From and after the Effective Time, the officers of BLP shall be the officers of the Surviving Corporation and the directors of Subcorp will be the directors of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified. On or prior to the Closing Date, BLP will deliver to Cardinal evidence satisfactory to Cardinal of the resignations of the directors of BLP (other than those designated by Subcorp), such resignations to be effective as of the Effective Time.

BLP Stockholder Meeting.    BLP has agreed, pursuant to the Merger Agreement, that, if required by applicable law in order to consummate the Merger, it will, in accordance with applicable law as well as BLP’s Certificate of Incorporation and BLP’s By-laws (both as in effect at the date of the Merger Agreement), (a) duly call, give notice of, convene and hold a special meeting of the BLP stockholders as soon as practicable following the acceptance for payment of and payment for Shares by Subcorp pursuant to the Offer (or, if later, following the termination of the Subsequent Offering Period, if any) for the purpose of considering and taking action upon the Merger Agreement and the transactions contemplated by the Merger Agreement; (b) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger Agreement, and take all lawful actions (1) to obtain and furnish the information required to be included by the Commission in the proxy statement and, after consultation with Cardinal, to respond promptly to any comments made by the Commission or the Staff of the Commission with respect to the preliminary proxy statement and to cause a definitive proxy statement to be mailed to the BLP stockholders as soon as practicable, which proxy statement shall include all information required by applicable law and the BLP Board recommendation (to the extent not withdrawn in accordance with the Merger Agreement) that the BLP stockholders approve and adopt the Merger Agreement and the Merger and the written opinion of Bear Stearns, and (2) to obtain the necessary approvals of the Merger Agreement and the transactions contemplated by the Merger Agreement by the BLP stockholders. The Merger Agreement provides that BLP and the BLP Board shall recommend that the BLP stockholders approve and adopt the Merger Agreement and the Merger and shall not withdraw or adversely to Cardinal amend the BLP Board recommendation. Cardinal has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, Subcorp or any of Cardinal’s other subsidiaries in favor of the approval of the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Merger Agreement further provides that, notwithstanding the foregoing, if Cardinal, Subcorp or any other of Cardinal’s subsidiaries acquire at least 90% of the outstanding Shares pursuant to the Offer and the Subcorp Option (if exercised), the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the payment by Cardinal, Subcorp or any of their affiliates for Shares pursuant to the Offer without a meeting of the BLP stockholders in accordance with Section 253 of the DGCL. See “—Appraisal Rights.”

Additional Actions after the Merger.    The Merger Agreement further provides that, at any time after the Effective Time, if any additional actions are necessary or desirable to vest in the Surviving Corporation its title to the rights of BLP or otherwise to carry out the provisions of the Merger Agreement, BLP and its officers and directors shall be deemed to have granted a respective power of attorney to the Surviving Corporation.

Conversion of Securities.    At the Effective Time, each share of common stock of Subcorp issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

By virtue of the Merger and without any action on the part of the BLP stockholders, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares owned by BLP or Cardinal or any of their subsidiaries, and (b) Shares held by a holder that is entitled to demand and properly demands appraisal for those Shares (“Appraisal Shares”) in accordance with the provisions of Section 262 of the DGCL (“Section 262”), which Appraisal Shares shall only be entitled to the rights granted under Section 262), will be canceled and retired, and will be converted into and represent the right to receive the

Merger Consideration. If a BLP stockholder fails to validly perfect or loses the right to appraisal under Section 262 or if a court of competent jurisdiction determines that the BLP stockholder is not entitled to the relief provided by Section 262, then the rights of the BLP stockholder under Section 262 shall cease, and the Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided above. See “—Appraisal Rights.”

Treatment of Stock Options.    The Merger Agreement provides that, prior to the Effective Time, Cardinal and BLP shall take all actions as may be necessary to cause (a) each unexpired and unexercised outstanding option granted or issued under BLP stock option plans in effect on the date of the Merger Agreement that remains outstanding and unexercised as of the Effective Time (each, a “BLP Option”) to be automatically converted at the Effective Time into a vested option (a “Cardinal Exchange Option”) to purchase that number of common shares, without par value, of Cardinal, equal to the number of Shares subject to the BLP Option immediately prior to the Effective Time multiplied by the ratio of the Merger Consideration over the average closing price of a Cardinal common share on the last five trading days immediately prior to the Effective Time (such ratio, the “Conversion Ratio”) (and rounded to the nearest share), with an exercise price per share equal to the exercise price per share that existed under the corresponding BLP Option divided by the Conversion Ratio (and rounded to the nearest cent), and with other terms and conditions that are the same as the terms and conditions of the BLP Option immediately before the Effective Time; provided that, to the extent practicable, with respect to any BLP Option that is an incentive stock option, the foregoing conversion shall be carried out in a manner satisfying the requirements of Section 424(a) of the Code, and (b) that no further issuances of Shares, following the Effective Time, with respect to any BLP Option or other equity-based award will be made. Under the Merger Agreement, Cardinal agreed to use its reasonable best efforts to file with the Commission, within 30 days after the Effective Time, a registration statement on Form S-8 or other appropriate form under the United States Securities Act of 1933, as amended, to register Cardinal common shares issuable upon exercise of the Cardinal Exchange Options and to use its reasonable best efforts to cause the registration statement to remain effective until the exercise or expiration of the Cardinal Exchange Options. Cardinal will be permitted to make additional grants of equal amounts under the BLP stock option plans following the Effective Time for an amount of Cardinal common shares equal to the number of Shares under BLP stock option plans immediately prior to the Effective Time that are not subject to outstanding awards, multiplied by the Conversion Ratio.

Representations and Warranties.    Pursuant to the Merger Agreement, Cardinal and Subcorp have made customary representations and warranties to BLP with respect to, among other matters, Cardinal’s and Subcorp’s organization and standing, Cardinal’s and Subcorp’s corporate power and authority, consents and approvals, brokerage and finders’ fees, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, and required financing. BLP has made customary representations and warranties to Cardinal and Subcorp with respect to, among other matters, its organization and standing, its subsidiaries, corporate power and authority, capitalization, consents and approvals, brokerage and finders’ fees, filings with the Commission, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, compliance with law, litigation and products liability, the absence of any material adverse changes of and effects on BLP, taxes, intellectual property, employee benefit plans, material contracts, labor matters, undisclosed liabilities, operation of business and relationships, permits and compliance, environmental matters, accounts receivable, insurance, opinion of financial advisor, board recommendation and required vote, and actions under state takeover laws.

HSR Act Filings; Reasonable Efforts; Notification.    The Merger Agreement obligates (a) each of Cardinal and BLP to make or cause to be made the filings required under the HSR Act, to comply with information requests of any governmental authority and to cooperate with the other party in connection with any such filings, (b) each of Cardinal and BLP to use all reasonable efforts to resolve any objections, if any, asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement under any antitrust laws, and (c) each of Cardinal, Subcorp and BLP to use all reasonable efforts to take, or cause to be taken, all actions, and to do, and cooperate with the other parties in doing, all things necessary or advisable to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement, including filing with and obtaining of approvals from governmental authorities and obtaining of third-party consents and the execution of necessary additional documents; additionally, each of Cardinal and BLP shall use all reasonable efforts to fulfill all conditions precedent to the Offer (as set forth under Section 14—“Conditions of the Offer”) and to the Merger Agreement. It is further provided that, notwithstanding anything to the contrary in the Merger Agreement, that (a) neither Cardinal nor any of its subsidiaries shall be required to hold separate or divest any of their respective businesses, (b) prior to the Effective Time, neither BLP nor any of its subsidiaries shall be required to hold separate or divest any of their respective businesses, (c) neither Cardinal, Subcorp and BLP nor their respective subsidiaries shall be required to take any action substantially impairing benefits expected, as of the date of the Merger Agreement, to be realized by Cardinal from consummation of the Offer and the Merger, (d) neither Cardinal nor Subcorp shall be required to waive any of the conditions of the Offer as set forth under Section 14—“Conditions of the Offer,” and (e) neither Cardinal nor Subcorp nor BLP shall be required to waive any of the conditions to the Merger set forth in the Merger Agreement as they apply to the respective party.

Public Announcements.    The Merger Agreement provides that, unless required by applicable law or requirements of the New York Stock Exchange, Inc. (the “NYSE”) or the Nasdaq (and, in that event, only if time does not permit), BLP and Cardinal consult promptly with the other before issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement, and shall not issue any such press release prior to such consultation.

Conveyance Taxes.    Pursuant to the Merger Agreement, BLP and Cardinal shall cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding taxes and fees that become payable in connection with the transactions contemplated by the Merger Agreement and that are required or permitted to be filed on or before the Effective Time.

Indemnification; Directors’ and Officers’ Insurance.    Pursuant to the Merger Agreement, Cardinal has agreed that, from and after the Effective Time, Cardinal shall cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of BLP in respect of acts or omissions occurring prior to the Effective Time to the extent provided under BLP’s Certificate of Incorporation or BLP’s By-laws or certain indemnification agreements between BLP and its directors. In the Merger Agreement, Cardinal also has agreed that it will use all reasonable efforts to cause the Surviving Corporation or Cardinal to obtain or maintain in effect, for a period of six years after the Effective Time, policies of directors’ and officers’ liability insurance up to a certain agreed maximum insurance premium at no cost to the beneficiaries thereof with respect to acts or omissions occurring prior to the Effective Time with substantially the same coverage and containing substantially similar terms and conditions as existing policies, unless BLP has purchased, prior to the Effective Time with Cardinal’s consent, an extended reporting period endorsement under BLP’s existing directors’ and officers’ liability insurance coverage. If BLP does not purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage, at any time after the third anniversary of the Effective Time, Cardinal may, at its election, self-insure at a level for claims that would be covered by the directors’ and officers’ liability insurance coverage.

Employee Benefit Arrangements.    With respect to employee benefit matters, the Merger Agreement provides that Cardinal shall use its commercially reasonable efforts to make BLP employees eligible to participate in Cardinal employee benefit plans not later than January 1, 2003, and that Cardinal shall treat all service by BLP employees with BLP and its subsidiaries and their respective predecessors prior to the Effective Time as if it were service with Cardinal for purposes of the eligibility and vesting requirements of the Cardinal employee benefit plans.

Conduct of BLP’s Operations.    The Merger Agreement obligates BLP to conduct its operations only in the ordinary course of business, except as expressly contemplated by the Merger Agreement and the transactions contemplated by the Merger Agreement, and obligates BLP to use all reasonable efforts to maintain and to preserve its business organizations and its material rights and franchises and accreditation status and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, and to maintain all of its operating assets in their current condition (normal wear and tear excepted), to the end that their goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of the Merger Agreement to the Effective Time, BLP shall not, except as otherwise expressly contemplated by the Merger Agreement, including the related disclosure schedule and the transactions contemplated by the Merger Agreement, without the prior written consent of Cardinal:

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do or effect any of the following actions with respect to its securities or the securities of its subsidiaries: (1) adjust, split, combine or reclassify BLP capital stock or that of its subsidiaries, (2) make, declare or pay any dividend or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of BLP capital stock or that of its subsidiaries or any securities or obligations convertible into or exchangeable for any shares of BLP capital stock or that of its subsidiaries, (3) grant any person any right or option to acquire any shares of BLP capital stock or that of its subsidiaries, (4) issue, deliver or sell or agree to issue, deliver or sell any additional shares of BLP capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of BLP capital stock or such securities (except pursuant to the exercise of outstanding options) or the capital stock or such securities of its subsidiaries, or (5) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of BLP capital stock or that of its subsidiaries;

•	directly or indirectly, sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets other than in the ordinary course of business;

•	make or propose any changes in the BLP’s Certificate of Incorporation or BLP’s By-laws;

•	merge or consolidate with any other person;

•	acquire a material amount of assets or capital stock of any other person;

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incur or otherwise become liable for any indebtedness for the obligations of any other entity, other than in the ordinary course of business, consistent with past practice, and not, in any case, in an amount in excess of $2,000,000;

•	create any subsidiaries;

•
enter into, amend or modify any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer, director, consultant or employee, other than in the ordinary course of business consistent with past practice with respect to non-officer employees, or otherwise increase the compensation or benefits provided to, or pay any amounts not otherwise due to, any officer, director, consultant or employee, except as may be required by applicable law, or grant, reprice, or accelerate the exercise or payment of any options to purchase Shares or other equity-based awards;

•	enter into, adopt or amend any employee benefit plans, programs and other arrangements providing benefits to any BLP employee or former BLP employee, except as shall be required by applicable law;

•	take any action that could give rise to severance benefits payable to any officer or director of BLP as a result of consummation of any of the transactions contemplated by the Merger Agreement;

•
change any method or principle of tax or financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP as advised by BLP’s regular independent accountants;

•	make any material changes or modifications to any pricing policy or investment policy or any method of doing business;

•
settle any suit, claim, action, proceeding, hearing, notice of violation, demand letter or investigation, whether now pending or hereafter made or brought involving, individually or in the aggregate, an amount in excess of $250,000;

•
modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, specified contracts or any other material contract to which BLP is a party or any confidentiality agreement to which BLP is a party;

•	enter into or amend any confidentiality agreements or arrangements, other than in the ordinary course of business consistent with past practice;

•
write up, write down or write off the book value of any assets, individually or in the aggregate, in excess of $250,000, except for depreciation and amortization in accordance with GAAP consistently applied;

•	incur or commit to any capital expenditures in excess of $300,000 individually or $1,000,000 in the aggregate;

•
make any payments in respect of policies of directors’ and officers’ liability insurance (premiums or otherwise), other than premiums paid in respect of its current policies not in excess of the amount paid prior to the date of the Merger Agreement;

•
take any action to exempt or make not subject to (1) the provisions of Section 203 of the DGCL (“Section 203”) or (2) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any individual or entity (other than Cardinal or its subsidiaries), or any action taken thereby, which individual, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

•	take any action that could likely result in any representation or warranty of BLP set forth in the Merger Agreement becoming not true or not accurate in any respect;

•	enter into or carry out any other transaction other than in the ordinary and usual course of business;

•
make, revoke or amend any tax election, settle or compromise any claim or assessment with respect to taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any taxes or amend any material tax returns;

•	permit or cause any of its subsidiaries to do any of the foregoing or agree or commit to do any of the foregoing; or

•	agree in writing or otherwise to take any of the foregoing actions.

No Solicitation.    During the term of the Merger Agreement, BLP shall not, and shall not authorize or permit any of its subsidiaries or any of its or its subsidiaries’ directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, encourage or facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving BLP, or acquisition of any capital stock (other than upon exercise of BLP Options that were outstanding as of the date of the Merger Agreement) or a material amount of the assets of BLP and any of its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any acquisition by BLP of any material assets or capital stock of any other person, or any combination of the foregoing (a “Competing Transaction”), or negotiate, explore or otherwise engage in discussions with any person (other than Cardinal, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any transactions contemplated by the Merger Agreement; provided that, at any time prior to the Appointment Time, BLP may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers a written proposal for a Competing Transaction that was not solicited, encouraged or facilitated after the date of the Merger Agreement if and so long as the BLP Board determines in good faith by a majority vote, taking into account the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law and determines that such a proposal is, after consulting with Bear Stearns (or any other nationally recognized investment banking firm), more favorable to the BLP stockholders than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Cardinal in response to the Competing Transaction) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal and the individual or entity making the proposal and of the transactions contemplated by the Merger Agreement and the parties thereto (a “Superior Proposal”), provided, further, that, prior to furnishing any information to such individual or entity, BLP shall enter into a confidentiality agreement that is no less restrictive, in any respect, than the confidentiality agreement between Cardinal and BLP, dated September 20, 2001 (the “Confidentiality Agreement”). BLP immediately will cease all existing activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for a Competing Transaction and request the return of all confidential information regarding BLP provided to any such individual or entity prior to the date of the Merger Agreement pursuant to the terms of any confidentiality agreements or otherwise. In the event that, prior to the Appointment Time, the BLP Board receives a Superior Proposal that was not solicited, encouraged or facilitated after the date of the Merger Agreement and the BLP Board, taking into account the opinion of outside legal counsel, determines that failure to do so would constitute a breach of the fiduciary duties of the BLP Board under applicable laws, the BLP Board may withdraw, modify or change, in a manner adverse to Cardinal, the BLP Board recommendation and/or comply with Rule 14e-2 under the Securities Exchange Act with respect to a Competing Transaction, provided that BLP gives Cardinal five business days prior written notice of its intention to do so (provided that the foregoing shall in no way limit or otherwise affect Cardinal’s right to terminate the Merger Agreement in accordance with the provisions described under  “—Termination”). Any such withdrawal, modification or change of the BLP Board recommendation shall not change the approval of the BLP Board for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. From and after the execution of the Merger Agreement, BLP shall immediately advise Cardinal in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the other individual or entity or individuals or entities involved) and promptly furnish to Cardinal a copy of any such written proposal in addition to a copy of any information provided to or by any third party relating thereto. In addition, BLP shall immediately advise Cardinal, in writing, if the BLP Board shall make any determination as to any Competing Transaction as contemplated above. BLP shall not be prohibited from, at any time, taking and disclosing to the BLP stockholders a position contemplated by Rule 14D-9 or Rule 14e-2 under the Securities Exchange Act or making any disclosure required by Rule 14a-9 under the Securities Exchange Act so long as the requirements set forth under this paragraph “No Solicitation” are satisfied.

Fiduciary Right of Termination.    The Merger Agreement provides that, if, prior to the Appointment Time, the BLP Board shall determine in good faith by a majority vote, after consultation with its financial and legal advisors, that any unsolicited written proposal from a third party for a Competing Transaction received after the date of the Merger Agreement is a Superior Proposal and is more favorable to the BLP stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions of such transaction proposed in writing by Cardinal in response to such Competing Transaction) and is in the best interest of the BLP stockholders and BLP has received (a) advice from its outside legal counsel that failure to enter into such a Competing Transaction would be inconsistent with the BLP Board’s fiduciary duties under applicable law and (b) advice of Bear Stearns (or any other nationally recognized investment banking firm) that the Competing Transaction is a Superior Proposal and is more favorable to the BLP stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, BLP may terminate the Merger Agreement and enter into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) with respect to such Competing Transaction, provided that BLP shall have at all times after the date of the Merger Agreement complied with the provisions described under “No Solicitation” above, and provided, further, that, prior to any such termination, (1) BLP has provided written notice that it intends to terminate the Merger Agreement in accordance with the respective termination provisions, (2) at least five business days after such notice, BLP delivers to Cardinal (A) written notice of termination of the Merger Agreement in accordance with the respective termination provisions, (B) a check in the amount of Cardinal’s costs (as defined below) plus the amount of the termination fee (as described under “—Termination”), and (C) a written acknowledgment from each other party to the Competing Transaction that it is aware of the amounts due to Cardinal described under “—Termination” and that such party waives any right it may have to contest such amounts, and (3) within five full business days after BLP’s notice described under (1) above, Cardinal does not make an offer that the BLP Board could reasonably conclude in good faith (following consultation with Bear Stearns (or any other nationally recognized investment banking firm) and outside legal counsel) is as favorable to the BLP stockholders as the Competing Transaction.

Access to Information.    The Merger Agreement provides that BLP will give Cardinal’s representatives appropriate access at all reasonable times to BLP’s premises, properties, books, records, contracts and documents, and, after the Appointment Time, its customers and suppliers. It is further provided that Cardinal will keep the information so obtained confidential pursuant to the terms of the Confidentiality Agreement, and shall cause its directors, officers and employees and representatives or advisors who receive any portion thereof to keep all such information confidential, except as may otherwise be required by applicable laws.

Subsequent Financial Statements.    Pursuant to the Merger Agreement, BLP shall consult with Cardinal prior to making publicly available its financial results after the date of the Merger Agreement and a reasonable time prior to filing any BLP documents with the Commission after the date of the Merger Agreement.

Annual Meeting of BLP Stockholders.    The Merger Agreement provides that, subject to applicable laws, BLP shall take all actions necessary to postpone, until after the Effective Time, or cancel its 2002 annual meeting of the BLP stockholders.

Conditions to Consummation of the Merger.    Pursuant to the Merger Agreement, the respective obligations of Cardinal, Subcorp and BLP to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	if required by applicable law, BLP stockholders shall have duly approved and adopted the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement;

•
all required approvals of any local, domestic, foreign or multinational court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (including the United States Food and Drug Administration, the United States Federal Trade Commission, the United States Federal Communications Commission, the American Medical Association and the Pharmaceutical Marketing Association) (each, a “Governmental Authority”) shall have been obtained;

•
no provision of applicable law and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger or the transactions contemplated by the Merger Agreement or limiting the ownership or operation by Cardinal, BLP or any of their respective subsidiaries of any material portion of the businesses or assets of Cardinal or BLP; and

•	Subcorp shall have purchased Shares pursuant to the Offer.

The Merger Agreement further provides that the obligations of Cardinal and Subcorp to consummate the Merger are subject to the condition that there is not pending any action by any Governmental Authority

•	challenging or seeking to restrain or prohibit the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement,

•
except to the extent consistent with the obligations of BLP and Cardinal described under “—HSR Act Filings; Reasonable Efforts; Notification,” seeking to prohibit or limit the ownership or operation by Cardinal, BLP or any of their respective subsidiaries of, or to compel Cardinal, BLP or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Cardinal, BLP or any of their respective subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement,

•
seeking to impose limitations on the ability of Cardinal to acquire or hold, or exercise full rights of ownership of, any shares of the Surviving Corporation capital stock, including the right to vote the Surviving Corporation capital stock on all matters properly presented to Surviving Corporation stockholders or

•	seeking to prohibit Cardinal or any of its subsidiaries from effectively controlling in any material respect the business or operations of Cardinal or any of its subsidiaries.

Termination.    The Merger Agreement may be terminated and the Offer and the Merger may be abandoned (notwithstanding approval thereof by the BLP stockholders):

(a)  by mutual written consent of Cardinal and BLP, at any time prior to the Effective Time;

(b)  by either Cardinal or BLP if, at any time prior to the Effective Time, there shall be any provision of applicable law making consummation of the Offer, the Merger or the transactions contemplated by the Merger Agreement illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Authority enjoining Cardinal or BLP from consummating the Offer, the Merger or the transactions contemplated by the Merger Agreement shall have been entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)  by either Cardinal or BLP if the Appointment Time shall not have occurred on or before November 15, 2002, provided, however, that the right to terminate the Merger Agreement under this paragraph (c) shall not be available to the party to the Merger Agreement whose failure or whose affiliate’s failure to perform any material covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Appointment Time to occur on or before such date;

(d)  by Cardinal if, prior to the Appointment Time, (1) the BLP Board has failed to include in the Schedule 14D-9 or the proxy statement the BLP Board recommendation; (2) the BLP Board shall withdraw, modify or change the BLP Board recommendation in any manner adverse to Cardinal; (3) the BLP Board approves or recommends any Competing Transaction; (4) a Competing Transaction shall have been commenced and BLP shall not have sent to holders of the BLP capital stock, ten business days after the commencement of such tender or exchange offer, a statement disclosing that the BLP Board recommends rejection of such tender or exchange offer; (5) the BLP Board shall have refused to affirm the BLP Board recommendation within five business days of any written request from Cardinal; or (6) BLP breaches any of its obligations described under “—No Solicitation” that results in an individual or entity proposing a Competing Transaction;

(e)  by either Cardinal or BLP if, prior to the Appointment Time, the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Cardinal or Subcorp having accepted for purchase any Shares pursuant to the Offer, other than by reason of a breach of the Merger Agreement by the terminating party;

(f)  by either Cardinal or BLP if, prior to the Appointment Time, there has been a breach by the other of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach is reasonably likely to result in any condition set forth under Section 14 —“Conditions of the Offer” or under “—Conditions to Consummation of the Merger” not being satisfied and such breach is not reasonably capable of being cured and the condition set forth under this paragraph (f) is not reasonably capable of being satisfied within 30 days after the receipt of notice thereof shall have been received by the party to the Merger Agreement alleged to be in breach; or

(g)  by BLP pursuant to the provisions described under “—Fiduciary Right of Termination” prior to the Appointment Time.

Effect of Termination.    In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability on the part of any party to the Merger Agreement or its directors, officers or stockholders, other than certain specified provisions, which provisions shall survive any such termination; provided, that no party would be relieved from liability for any material breach of any provisions of the Merger Agreement, and provided, further, that, if it shall be judicially determined that termination of the Merger Agreement was caused by an intentional breach of it, then, in addition to other remedies at law or equity for breach of the Merger Agreement, the party to the Merger Agreement so found to have intentionally breached the Merger Agreement shall indemnify and hold harmless the other parties to the Merger Agreement for their respective out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation (collectively, “Costs”).

If the Merger Agreement is terminated pursuant to the following clauses described under “—Termination:”

•	clause (a) (if the termination occurs at the time of or after the public announcement, disclosure of, or receipt of a proposal for, a Competing Transaction),

•
clause (c) (if the termination is by Cardinal pursuant to clause (c) and BLP’s failure to perform any material covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Appointment Time to occur on or before November 15, 2002),

•	clause (d),

•	clause (e) (if the termination occurs at the time of or after the public announcement of disclosure of, or receipt of proposal for, a Competing Transaction), or

•	clause (g),

then BLP will, in the case of a termination by Cardinal, within three business days following any such termination or, in the case of a termination by BLP, concurrently with such termination, have to pay to Cardinal in cash by wire transfer in immediately available funds to an account designated by Cardinal (a) in reimbursement for Cardinal’s Costs an amount in cash equal to the aggregate amount of Cardinal’s Costs incurred in connection with pursuing the transactions contemplated by the Merger Agreement, including legal, accounting and investment banking fees, up to but not in excess of an amount equal to $1,750,000 in the aggregate, and (b) a termination fee in an amount equal to $9,000,000.

Amendment.    The Merger Agreement may be amended by BLP, Cardinal and Subcorp at any time before or after any approval of the Merger Agreement by BLP stockholders, but, after any such approval, no amendment shall be made that by law requires further approval or authorization by the BLP stockholders without such further approval or authorization. Any amendment must be made by an instrument in writing signed on behalf of each of BLP, Cardinal and Subcorp.

Extension; Waiver.    At any time prior to the Effective Time, Cardinal and Subcorp (with respect to BLP) and BLP (with respect to Cardinal and Subcorp) by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such other party to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Expenses.    Except as provided under “—Effect of Termination,” all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party to the Merger Agreement incurring such expenses, except filing fees incurred in connection with filings to the Commission relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement and printing and mailing costs related thereto, all of which shall be shared equally by Cardinal and BLP.

(c)  Employment and Confidentiality Agreements.    The following summary description of the Employment   and Confidentiality Agreements (as defined below) is qualified in its entirety by reference to the Form of Employment and Confidentiality Agreement itself, which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the Commission, which BLP stockholders may examine and copy as set forth in Section 8—“Information Concerning BLP” and Section 9—“Information Concerning Cardinal and Subcorp.”

On May 15, 2002, contemporaneous with the execution of the Merger Agreement, each of Patrick G. LePore, BLP’s Chairman and Chief Executive Officer, Steven M. Freeman, BLP’s President, and Anthony J. Cherichella, BLP’s Executive Vice President and Chief Financial Officer (each, an “Executive”), entered into an employment and confidentiality agreement with BLP and Cardinal (each, an “Employment and Confidentiality Agreement”). Upon the effectiveness of the Merger, these Employment and Confidentiality Agreements will become operative, and will replace and supercede the provisions of each Executive’s current employment agreement with BLP, which will be of no further force or effect at such time. In addition, Cardinal and BLP entered into similar agreements with two other key employees of BLP.

The Employment and Confidentiality Agreements provide that the Executives will serve BLP in the respective offices set forth in the applicable Employment and Confidentiality Agreement for a term ending on the third anniversary of the Effective Time (other than Mr. Cherichella, who will serve until the second anniversary of completion of the Effective Time). Each of the Employment and Confidentiality Agreements sets forth the minimum base salary of the Executive during the term of the Employment and Confidentiality Agreement, with the base salary to be reviewed for possible increase each year. The minimum base salaries are $400,000 for Mr. LePore, $375,000 for Mr. Freeman and $275,000 for Mr. Cherichella.

Pursuant to each of the Employment and Confidentiality Agreements, the Executive will receive, effective as of the Effective Time, a non-qualified stock option grant for the purchase of Cardinal common shares. Mr. LePore will receive an option to purchase 75,000 Cardinal common shares; and Messrs. Freeman and Cherichella each will receive an option to purchase 65,000 Cardinal common shares.

Under each of the Employment and Confidentiality Agreements, the Executive (1) will have an opportunity to earn (a) an annual target bonus based upon to be determined performance objectives under the Cardinal Management Incentive Plan (with a minimum payment only with respect to the Cardinal’s fiscal year ending June 30, 2003) and (b) a transition period bonus based upon pre-determined business plan objectives established for BLP by Cardinal for Cardinal’s fiscal year ending June 30, 2003 and (2) will be entitled to participate in those employee benefit and fringe benefit plans or programs as are made available from time to time to similarly situated executives of Cardinal’s subsidiaries. In addition, the Compensation Committee of the BLP Board has determined, as of the date of each of the Employment and Confidentiality Agreements, that BLP achieved certain performance criteria for the portion of the 2002 calendar year prior to the date of each of the Agreements and that each Executive had earned a portion of his 2002 annual bonus. As a result of this determination, each Executive will be entitled to receive a pro rata portion of the annual bonus that has been earned by each Executive with respect to the 2002 calendar year under the BLP Group Companies Executive Bonus Plan, which bonus will be paid to the Executive in January 2003, provided that, prior to December 31, 2002, the Executive does not terminate his employment without “good reason” (as defined in each of the Employment and Confidentiality Agreements) or his employment is not terminated by BLP for “cause” (as defined in each of the Employment and Confidentiality Agreements).

Each Employment and Confidentiality Agreement includes severance provisions that are effective upon the termination of employment of the Executive under certain circumstances. In the event that a termination of an Executive’s employment by BLP constitutes a termination without cause or a termination by the Executive of the Executive’s employment constitutes his resignation for good reason, the Executive will be entitled to (1) vesting and extended exercisability (i.e., the longer of two years from the date of termination or five years from the date of grant, rather than the standard three-month exercise period) for certain of the options described above, (2) if the termination occurs prior to the first anniversary of the Effective Time, minimum incentive compensation and bonus amounts, (3) continuation of base salary for 12 months from the date of termination and (4) continued medical, dental and vision under COBRA for 12 months (or, if shorter, until COBRA is no longer available to the Executive).

Each of the Employment and Confidentiality Agreements includes certain restrictive covenants for the benefit of BLP and Cardinal relating to (1) non-disclosure by the Executive of confidential or proprietary information or data of BLP, Cardinal or any of Cardinal’s subsidiaries, (2) BLP’s right to all inventions and technical or business innovations, (3) nonsolicitation of employees of BLP, Cardinal or any of Cardinal’s subsidiaries for the period of employment and a period of 18 months following termination of employment and (4) noncompetition by the Executive with the business of BLP or any of Cardinal’s subsidiaries within Cardinal’s Pharmaceutical Technologies and Services segment for the period of employment and a period of 18 months following termination of employment.

(d)  Statutory Requirements.    In general, under the DGCL a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters and the approval of the agreement of merger by the stockholders of each corporation by the affirmative vote of at least a majority of all the outstanding shares of stock entitled to vote on the merger, unless otherwise provided for in the corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, a vote of at least a majority of the BLP stockholders is required in order to adopt the Merger Agreement. The Shares entitle the BLP stockholders to voting rights. If the Minimum Condition is satisfied, Subcorp will have sufficient voting power to approve the Merger Agreement by written consent or at a duly convened BLP stockholders’ meeting without the affirmative vote of any other BLP stockholder.

The DGCL also provides that, if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary as long as a copy of the plan of merger or an outline of the plan of merger is furnished to the remaining stockholders. Accordingly, if, as a result of the Offer or otherwise, Subcorp acquires or controls the voting power of at least 90% of the outstanding Shares, Subcorp could, and intends to, effect the Merger without any action by any other BLP stockholder.

(e)  Appraisal Rights.    No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, the BLP stockholders that have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. BLP stockholders that perfect these rights by complying with the procedures set forth in Section 262 will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting BLP stockholders (the “Dissenting Stockholders”) would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Cardinal does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any Dissenting Stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Dissenting Shares. Cardinal intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Merger. In this regard, BLP stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including the Bear Stearns opinion described in this Offer to Purchase) are not necessarily opinions as to fair value under Section 262.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

(f)  “Going Private” Transactions.    The Commission has adopted Rule 13e-3 promulgated under the Securities Exchange Act (“Rule 13e-3”), which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Securities Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Cardinal and Subcorp believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the BLP stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the transaction.

(g)  Plans for BLP.    In connection with the Offer, Cardinal and Subcorp have reviewed and will continue to review various possible business strategies that they might consider in the event that Subcorp acquires control of BLP, whether pursuant to the Offer, the Merger or otherwise. These changes could include, among other things, changes in BLP’s business corporate structure, capitalization and management. Upon the consummation of the Merger, BLP will become a wholly owned subsidiary of Cardinal and operate as part of its Pharmaceutical Technologies and Services segment.

The BLP Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by Subcorp pursuant to the Offer, the BLP Board may be required to submit the Merger Agreement to the BLP stockholders for their approval. BLP has agreed to obtain BLP stockholder approval of the Merger Agreement and the Merger, if required, by written consent as promptly as practicable and to promptly prepare and file with the Commission an information statement relating to the Merger and the Merger Agreement and cause the information statement to be mailed to the BLP stockholders; provided that BLP may elect to obtain BLP stockholder approval by causing a meeting of the BLP stockholders to be held in accordance with the DGCL. If BLP stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at the BLP stockholders meeting.

If the Minimum Condition is satisfied, Subcorp will have sufficient voting power to approve the Merger Agreement by written consent or at a duly convened meeting of the BLP stockholders without the affirmative vote of any other BLP stockholder. Subcorp has agreed to vote for or enter into a written consent with respect to all Shares acquired by Subcorp in the Offer to cause the approval of the Merger. If Subcorp acquires at least 90% of the then-issued and outstanding Shares pursuant to the Offer, the Merger will be consummated without a meeting of BLP stockholders and without the approval of the BLP stockholders. The Merger Agreement provides that Subcorp will be merged with and into BLP and that Subcorp’s Certificate of Incorporation and Subcorp’s By-laws will be the Surviving Corporation’s Certificate of Incorporation and the Surviving Corporation’s By-

laws following the Merger; provided that the name of the Surviving Corporation will be “Boron, LePore & Associates, Inc.”

12.    Source and Amount of Funds

Subcorp estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $210 million. Cardinal will ensure that Subcorp has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Cardinal has available the necessary funds from its ongoing free cash flow and available sources of debt including existing credit facilities and lines of credit to complete the Offer and the Merger, and will cause Subcorp to have sufficient funds available to complete the Offer and the Merger.

13.    Dividends and Distributions

The Merger Agreement provides that, without the prior written consent of Cardinal, BLP will not, and will not permit any of its subsidiaries to, prior to the Effective Time, (a) issue, reissue or sell, or authorize the issuance, reissuance or sale of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of Shares, or (b) make any other changes in its capital structure, or declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock.

14.    Conditions of the Offer

Notwithstanding any other provisions of the Offer (subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Securities Exchange Act), Subcorp shall not be required to accept for payment or pay for, and may delay the acceptance for payment of, any Shares, if (A) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares that represents at least 7,942,530 Shares, representing approximately 50.1% of the outstanding Shares on a fully diluted basis (without giving effect to the transactions contemplated by the Subcorp Option) on the date of purchase, (B) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the Expiration Date or any other required waiting periods, clearances or approvals of any Governmental Authority shall not have been obtained, or (iii) at any time on or after the date of the Merger Agreement and prior to the Appointment Time, any of the following conditions shall have occurred and continued to exist:

(a)  a provision of any applicable law or a judgment, injunction, order or decree shall prohibit or enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or the transactions contemplated by the Merger Agreement or shall otherwise limit the ownership or operation by Cardinal, BLP or any of their respective subsidiaries of any material portion of the businesses or assets of Cardinal or BLP;

(b)  there shall be pending any suit, claim, action, proceeding, hearing, notice of violation, demand letter or investigation (an “Action”) (1) challenging or seeking to restrain or prohibit the purchase of Shares pursuant to the Offer or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, unless the individual or entity bringing such Action shall have been unsuccessful in obtaining a preliminary injunction, (2) by any Governmental Authority seeking to prohibit or limit the ownership or operation by Cardinal, BLP or any of their respective subsidiaries of, or to compel Cardinal, BLP or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Cardinal, BLP or any of their respective subsidiaries, as a result of the purchase of shares of BLP Common Stock pursuant to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, (3) by any Governmental Authority seeking to impose limitations on the ability of Cardinal to acquire or hold, or exercise full rights of ownership of, any shares of the

Surviving Corporation capital stock, including the right to vote the Surviving Corporation capital stock on all matters properly presented to the Surviving Corporation stockholders, (4) by any Governmental Authority seeking to prohibit Cardinal or any of its subsidiaries from effectively controlling in any material respect the business or operations of Cardinal or any of its subsidiaries, or (5) seeking damages in connection with the Offer, the Merger or the transactions contemplated by the Merger Agreement that would be material in the context of the transactions contemplated by the Merger Agreement and that the plaintiff would reasonably be expected to prevail in such damage Action contemplated by this subclause (5);

(c)  any of the representations and warranties of BLP set forth in the Merger Agreement, when read without any exception or qualification as to materiality or Material Adverse Effect (as defined below), shall not be true and correct as of the date of determination, as if such representations and warranties were made at the time of such determination (except as to any such representation or warranty that speaks as of a specific date, which must be untrue or incorrect as of such specific date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (1) have a Material Adverse Effect, (2) prevent or materially delay the consummation of the Offer, (3) materially increase the cost of the Offer to Subcorp or (4) have a material adverse effect on the aggregate benefits to Cardinal of the transactions contemplated by the Merger Agreement;

(d)  the representations and warranties of BLP set forth in Section 5.4 of the Merger Agreement shall not be true and correct in all material respects;

(e)  BLP shall have not performed or not complied with all agreements and covenants required to be performed by it under the Merger Agreement other than instances, that, when read without any exception or qualification as to materiality or Material Adverse Effect, would be instances of immaterial nonperformance or immaterial noncompliance, as the case may be;

(f)  BLP shall not have furnished Cardinal with a certificate dated as of the date of determination signed on its behalf by its Chairman, President or any Vice President to the effect that the conditions set forth in clauses (c), (d) and (e) above have been satisfied;

(g)  since the date of the Merger Agreement, except to the extent set forth in Section 5.11 to the BLP Disclosure Schedule, there shall have been any material adverse change in the assets, liabilities, business, long-term profitability, results of operations or financial condition of BLP and its subsidiaries taken as a whole or any event, occurrence or development that would reasonably be expected to have a Material Adverse Effect on BLP or a material adverse effect on the ability of BLP to consummate the transactions contemplated by the Merger Agreement;

(h)  any of the employment agreements between BLP and each employee of BLP set forth in Section 5.15(n)(ii) to the BLP Disclosure Schedule, each as entered into on or prior to the date of the Merger Agreement, shall not be in full force and effect or shall have been terminated (other than termination by reason of death or disability of the respective employee set forth in Section 5.15(n)(ii) to the BLP Disclosure Schedule);

(i)  there shall have occurred, and continued to exist, (1) any general suspension of, or limitation on prices for, trading in securities on the NYSE, (2) any decline of 17.5% or more in the Russell 3000 from the close of business on the last trading day immediately preceding the date of the Merger Agreement, (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or (4) in the case of any of the foregoing subclauses (1) through (3) above existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(j)  BLP and Cardinal and Subcorp shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms; or

(k)  all consents from Governmental Authorities and third parties shall not have been obtained, the absence of which, in the aggregate, would be reasonably likely to have a Material Adverse Effect on BLP.

The foregoing conditions are for the sole benefit of Cardinal and Subcorp, may be asserted by Cardinal or Subcorp, regardless of the circumstances giving rise to any such conditions, and, except for the Minimum Condition, may be waived by Cardinal or Subcorp in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement. The failure by Cardinal or Subcorp at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

As defined in the Merger Agreement, a “Material Adverse Effect” with respect to any party to the Merger Agreement is be deemed to occur if (a) in any individual representation or warranty in the Merger Agreement, the aggregate consequences of breaches and inaccuracies of such representation and warranty taken together with breaches and inaccuracies of any other representation and warranty would reasonably be expected to have a material adverse effect on the assets, liabilities, business, long-term profitability, results of operations or financial condition of such party to the Merger Agreement and its subsidiaries taken as a whole, and (b) elsewhere in the Merger Agreement, the aggregate consequences of all breaches and inaccuracies of covenants and representations of such party to the Merger Agreement under the Merger Agreement, when read without any exception or qualification for a material adverse effect, would or could reasonably be expected to have a material adverse effect on the assets, liabilities, business, long-term profitability, results of operations or financial condition of such party to the Merger Agreement and its subsidiaries taken as a whole, or on its ability to consummate the transactions contemplated by the Merger Agreement.

The Russell 3000 Index is a listing of 3,000 corporations by the Frank Russell Company and is intended to be representative of the United States economy. It is designed to measure the performance of the 3,000 largest companies in the United States based on total market capitalization, which represents approximately 98% of the investable United States equity market. On May 14, 2002, the last full day of trading prior to the execution of the Merger Agreement, the reported closing value of the Russell 3000 was 614.30. On May 23, 2002, the last full day of trading prior to the date of this Offer to Purchase, the reported closing value of the Russell 3000 was 612.43.

15.    Legal Matters; Required Regulatory Approvals

Except as set forth in this Offer to Purchase, based on Cardinal’s and Subcorp’s review of publicly available filings by BLP with the Commission and other information regarding BLP, neither Cardinal nor Subcorp is aware of any licenses or regulatory permits that appear to be material to the business of BLP and its subsidiaries, taken as a whole, and that might be adversely affected by Subcorp’s acquisition of Shares in the Offer. In addition, neither Cardinal nor Subcorp is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act (discussed below) that would be required for Subcorp’s acquisition or ownership of the Shares. Should any such approval or other action be required, Cardinal and Subcorp expect to seek such approval or action, except as described under “—State Takeover Laws.” Should any such approval or other action be required, Cardinal and Subcorp cannot be certain that Cardinal and Subcorp would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to BLP’s or its subsidiaries’ businesses, or that certain parts of BLP’s, Cardinal’s, Subcorp’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Subcorp may not be required to purchase any Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 14— “Conditions of the Offer” for a description of the conditions to the Offer.

State Takeover Laws.    A number of states (including Delaware, where BLP is incorporated) have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, Cardinal and Subcorp believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v.

Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

In general, Section 203 prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The BLP Board approved for purposes of Section 203 the entering into by Subcorp, Cardinal and BLP of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and has taken all appropriate action so that Section 203, with respect to BLP, will not be applicable to Cardinal and Subcorp by virtue of such actions.

Except as set forth in this Offer to Purchase, Cardinal and Subcorp have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Cardinal and Subcorp reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Cardinal and Subcorp take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Cardinal and Subcorp may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Cardinal and Subcorp might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Subcorp may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—“Conditions of the Offer.”

Antitrust.    Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Cardinal by virtue of Subcorp’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Cardinal filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 21, 2002, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on June 5, 2002, unless earlier terminated by the FTC or the Antitrust Division or Cardinal receives a request for additional information or documentary material prior to that time. If, within the

15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Cardinal, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Cardinal’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with Cardinal’s consent. The FTC or the Antitrust Division may terminate the additional ten-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although BLP is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither BLP’s failure to make those filings nor a request made to BLP from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Cardinal’s acquisition of Shares in the Offer and the Merger. At any time before or after Subcorp’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Cardinal, Subcorp, BLP or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14—“Conditions of the Offer.”

Based upon an examination of publicly available information relating to the businesses in which BLP is engaged, Cardinal and Subcorp believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, Cardinal and Subcorp cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14—“Conditions of the Offer.”

16.    Fees and Expenses

UBS Warburg LLC (“UBS Warburg”) has provided certain financial advisory services to Cardinal in connection with the Offer and the Merger. In addition, Cardinal has agreed to pay UBS Warburg fees for its services and to indemnify UBS Warburg and related parties against certain liabilities in connection with UBS Warburg’s engagement, including certain liabilities under the United States federal securities laws. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

Cardinal has retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact the BLP stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Cardinal will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Cardinal has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the United States federal securities laws.

In addition, Cardinal has retained EquiServe Trust Company as the Depositary. Cardinal will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the United States federal securities laws.

Except as set forth above, Cardinal will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Cardinal will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.    Miscellaneous

Cardinal and Subcorp are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Cardinal and Subcorp become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Cardinal and Subcorp will make a good faith effort to comply with that state statute. If, after a good faith effort, Cardinal and Subcorp cannot comply with the state statute, Subcorp will not make the Offer to, nor will Subcorp accept tenders from or on behalf of, the BLP stockholders in that state.

Cardinal and Subcorp have filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Securities Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, BLP has filed with the Commission the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Securities Exchange Act, setting forth the recommendation of the BLP Board with respect to the Offer and the reasons for the recommendation of the BLP Board and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the Commission in the manner set forth under Section 8—“Information Concerning BLP” and  Section 9—“Information Concerning Cardinal and Subcorp.”

Neither Cardinal nor Subcorp has authorized any person to give any information or to make any representation on behalf of either Cardinal or Subcorp not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Cardinal, Subcorp, BLP or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

GARDEN MERGER CORP.

May 24, 2002

Schedule I

Directors and Executive Officers of Cardinal and Subcorp

Directors and Executive Officers of Cardinal.    The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Cardinal. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, the business address of each of these individuals is c/o Cardinal Health, Inc., at 7000 Cardinal Place, Dublin, Ohio 43017, and each of these individuals is a citizen of the United States of America.

1.    Directors of Cardinal

Name	Principal Occupation and Five-Year Employment History
William E. Bindley
Chairman of Priority Healthcare Corporation, 250 Technology Park, Lake Mary, FL, a specialty pharmacy and biotech pharmaceutical distributor; and Chairman of Bindley Capital Partners, LLC, 8909 Purdue Road, Indianapolis, IN, a private equity limited liability company; former Chairman, President and Chief Executive Officer of Bindley Western Industries, Inc., June 1968 to February 2001.

Dave Bing	Chairman and Chief Executive Officer of The Bing Group, L.L.C., 11500 Oakland Avenue, Detroit, MI, an automotive and industrial parts supplier and service provider.

George H. Conrades
Chairman and Chief Executive Officer of Akamai Technologies, Inc., 500 Technology Square, Cambridge, MA, a provider of global internet services, since April 2000; Partner in Polaris Venture Partners since August 1998; former Executive Vice President of GTE from May 1997 to July 1998; former Chairman and Chief Executive Officer of BBN Corporation, January 1994 to May 1997.

John F. Finn	Chairman and Chief Executive Officer of Gardner, Inc., 1150 Chesapeake Avenue, Columbus, OH, an outdoor power equipment distributor.

Robert L. Gerbig	Retired Chairman and Chief Executive Officer of Gerbig, Snell/Weisheimer & Associates, Inc., an advertising agency.

John F. Havens	Director Emeritus and retired Chairman of Bank One Corporation, a bank holding company.

J. Michael Losh
Former Chairman of Metaldyne Corporation, a manufacturer of components primarily for the automotive industry, October 2000 to April 2002; retired Chief Financial Officer of General Motors Corporation, 1994 to September 2000.

John B. McCoy
Chairman of the Board of Corillian Corporation, 3400 NW John Olsen Place, Hillsboro, OR, a provider of internet-related financial services, since June 2000; retired Chief Executive Officer of Bank One Corporation, 1984 to December 1999.

Name	Principal Occupation and Five-Year Employment History

Richard C. Notebaert
President and Chief Executive Officer of Tellabs, Inc., One Tellabs Center, 1415 West Diehl Road, Naperville, IL, a telecommunication systems company, since September 2000; retired Chairman and Chief Executive Officer of Ameritech Corporation, December 1999 to September 2000; former Chairman and Chief Executive Officer of Ameritech Corporation, April 1994 to December 1999.

Michael D. O’Halleran	President and Chief Operating Officer of Aon Corporation, 200 East Randolph, Chicago, IL, an insurance brokerage, consulting and underwriting company.

David W. Raisbeck
Vice Chairman of Cargill, Incorporated, 15615 McGinty Road, West, Wayzata, MN, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services.

Jean G. Spaulding, M.D.
Trustee of The Duke Endowment, 100 N. Tryon Street, Suite 3500, Charlotte, NC, January 2002 to present; Private practice in psychiatry for children, adolescents and adults, 2400 Pratt Street, Suite 1500, Durham, NC, 1977 to present; Associate Clinical Professorships with both the Department of Psychiatry and the Department of Community & Family Medicine at Duke University Medical Center, Durham, NC, 1998 to present; On-camera consultant at WTVD Newschannel 11, the local ABC affiliate, 411 Liberty Street, Durham, NC, 1997 to present; former Vice Chancellor for Health Affairs, Duke University Medical Center and Health System, 1998 to 2002.

Matthew D. Walter
Chief Executive Officer, Bound Tree Medical, LLC, 6106 Bausch Road, Galloway, OH, the largest provider of medical equipment and supplies to the emergency medical market in the United States, November 2000 to present; Founding and Managing Partner of Talisman Capital, 109 S. High Street, Dublin, OH, June 2000 to present; former Vice President and General Manager of National PharmPak, Inc., a subsidiary of Cardinal Health, Inc., July 1996 to September 2000.

Robert D. Walter	Chairman and Chief Executive Officer of Cardinal.

Melburn G. Whitmire	Retired Vice Chairman of Cardinal.

2.    Executive Officers of Cardinal

The following is a list of the executive officers of Cardinal:

Name	Position
Robert D. Walter	Chairman and Chief Executive Officer of Cardinal.

George L. Fotiades
Executive Vice President, President and Chief Operating Officer—Pharmaceutical Technologies and Services of Cardinal since November 2000; Executive Vice President and Group President—R.P. Scherer Corporation, August 1998 to October 2000 and President of R.P. Scherer Corporation, January 1998 to August 1998; Group President, Americas and Asia Pacific, of R.P. Scherer Corporation, June 1996 to January 1998.

James F. Millar
Executive Vice President, President and Chief Operating Officer—Pharmaceutical Distribution and Medical Products since November 2000; Executive Vice President and Group President—Pharmaceutical Distribution and Provider Services, February 2000 to November 2000; Executive Vice President and Group President of Cardinal’s Distribution business, June 1996 to February 2000.

Stephen S. Thomas
Executive Vice President and Group President—Automation and Information Services since September 2000; Executive Vice President and Group President—Pharmacy Automation, Information Systems and International Operations of the Company, July 1999 to September 2000; Executive Vice President and President of Pyxis, October 1997 to July 1999.

Ronald K. Labrum
Executive Vice President and Group President—Medical-Surgical Products & Services since November 2000; President, Manufacturing & Distribution of Allegiance, October 2000 to November 2000; Corporate Vice President, Regional Companies/Health Systems of Allegiance, January 1997 to October 2000.

Gordon A. Troup
Executive Vice President and Group President—Pharmaceutical Distribution since July 2001; President, Cardinal Distribution, September 1999 to July 2001; Executive Vice President, Operations—Distribution, September 1999 to February 2000; various positions of increasing responsibility within the Company’s pharmaceutical distribution business, January 1996 to September 1999.

Brendan A. Ford	Executive Vice President—Corporate Development of Cardinal since November 1999; Senior Vice President—Corporate Development, February 1996 to November 1999.

Richard J. Miller
Executive Vice President of Cardinal since November 1999; Chief Financial Officer since March 1999; Acting Chief Financial Officer, August 1998 to March 1999; Corporate Vice President, April 1999 to November 1999; Vice President and Controller, August 1995 to March 1999.

Name	Position
Anthony J. Rucci
Executive Vice President and Chief Administrative Officer of Cardinal since January 2000; Executive Vice President—Human Resources of Cardinal, November 1999 to January 2000; Dean of the University of Illinois at Chicago’s College of Business Administration, 1998 to November 1999; Executive Vice President for Administration of Sears, Roebuck & Co., 1993 to 1998.

Kathy Brittain White
Executive Vice President and Chief Information Officer since February 1999; Executive Vice President and Chief Information Officer of Allegiance Corporation, 1996 until Allegiance merged with Cardinal in February 1999.

Carole S. Watkins
Executive Vice President—Human Resources of Cardinal since August 2000; Senior Vice President, Human Resources—Pharmaceutical Distribution and Provider Services, February 2000 to August 2000; Vice President—Human Resources—Cardinal Distribution, November 1996 to February 2000.

Paul S. Williams
Executive Vice President, Chief Legal Officer and Secretary of Cardinal since April 2001; Senior Vice President, Deputy General Counsel and Assistant Secretary, January 2001 to March 2001; Vice President, Deputy General Counsel and Assistant Secretary, July 1999 to January 2001; Vice President, Assistant General Counsel and Assistant Secretary, June 1998 to July 1999; Assistant General Counsel, June 1995 to June 1998.

3.    Directors and Executive Officers of Subcorp

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Subcorp. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Cardinal. The business address of each of these individuals is c/o Cardinal, at 7000 Cardinal Place, Dublin, Ohio 43017, and each of these individuals is a citizen of the United States of America.

Name	Principal Occupation and Five-Year Employment History
Robert D. Walter Chairman	Chairman and Chief Executive Officer of Cardinal.

George L. Fotiades President
Executive Vice President, President and Chief Operating Officer—Pharmaceutical Technologies and Services of Cardinal since November 2000; Executive Vice President and Group President—R.P. Scherer Corporation, August 1998 to October 2000; President of R.P. Scherer Corporation, January 1998 to August 1998; Group President, Americas and Asia Pacific, of R.P. Scherer Corporation, June 1996 to January 1998.

Brendan A. Ford Executive Vice President— Corporate Development	Executive Vice President—Corporate Development of Cardinal since November 1999; Senior Vice President—Corporate Development, February 1996 to November 1999.

Name	Principal Occupation and Five-Year Employment History
Richard J. Miller Director, Executive Vice President—Finance
Executive Vice President of Cardinal since November 1999; Chief Financial Officer since March 1999; Acting Chief Financial Officer, August 1998 to March 1999; Corporate Vice President, April 1999 to November 1999; Vice President and Controller, August 1995 to March 1999.

Paul S. Williams Executive Vice President, Chief Legal Officer and Secretary
Executive Vice President, Chief Legal Officer and Secretary of Cardinal since April 2001; Senior Vice President, Deputy General Counsel and Assistant Secretary, January 2001 to March 2001; Vice President, Deputy General Counsel and Assistant Secretary, July 1999 to January 2001; Vice President, Assistant General Counsel and Assistant Secretary, June 1998 to July 1999; Assistant General Counsel, June 1995 to June 1998.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each BLP stockholder or the BLP stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

EQUISERVE TRUST COMPANY

Facsimile for Eligible Institutions:	By Mail:	By Overnight Courier:
201-324-3231 201-222-5658 Confirm by Telephone: 201-222-4372	EquiServe Trust Company, N.A. 525 Washington Blvd. 3rd Floor—Corporate Actions Dept. (Corp. Sec.) Jersey City, NJ 07310 Attn: Mary Garcia	EquiServe Trust Company, N.A. 525 Washington Blvd. 3rd Floor—Corporate Actions Dept. (Corp. Sec) Jersey City, NJ 07310 Attn: Mary Garcia

By Hand Delivery:
EquiServe Trust Company, N.A. c/o Securities Transfer and Reporting Services Inc. 100 William Street—Galleria New York, NY 10038

You may direct questions and requests for assistance to the Information Agent at its addresses and telephone numbers set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Cardinal’s expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016

Call Collect (212) 929-5500
or
Call Toll-Free (800) 322-2885

Email:    proxy@mackenziepartners.com